Eshallgo Inc

12F Block 16, No.1000 Jinhai Road

Pudong New District

Shanghai, China 201206

May 25, 2023

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Attn: Scott Anderegg

Re:	Eshallgo Inc Registration Statement on Form F-1 Filed April 27, 2023 File No.333-271478

Dear Mr. Anderegg:

This letter is in response to your letter on May 11, 2023 in which you provided a comment to the Registration Statement on Form F-1 (the “Registration Statement”) of Eshallgo Inc (the “Company”) filed with the U.S. Securities and Exchange Commission on April 27, 2023. On the date hereof, the Company has submitted Amendment No. 1 to Registration Statement on Form F-1 (“Amendment No. 1”). We set forth below in bold the comment in your letter relating to the F-1 followed by our response to the comment.

Form F-1 Filed April 27, 2023

Cover Page

1.	You state that according to your PRC counsel, Beijing DOCVIT Law Firm, “no relevant PRC laws or regulations in effect require that [you] obtain permission from any PRC authorities to issue securities to foreign investors, and [you] have not received any inquiry, notice, warning, sanction, or any regulatory objection to this offering from the CSRC, the CAC, or any other PRC authorities that have jurisdiction over [y]our operations,” and yet in the same paragraph you acknowledge that you are subject to the filing requirements for this offering under the Trial Measures and Guidance Rules and Notice. You make similar statements on pages 60-61, where the risk factor is titled “The approval of the CSRC will be required in connection with this offering” and yet in the risk factor itself you state that your PRC counsel "has advised [you] based on their understanding of the current PRC laws, rules and regulations that the CSRC's prior approval is not required for the listing and trading of [y]our ordinary shares on NASDAQ in the context of this offering." These statements appear to conflict; please revise to reconcile these statements.

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that, as advised by our PRC counsel, Beijing Docvit Law Firm, this offering and our listing on Nasdaq are contingent on the completion of the filing procedures with the CSRC prior to our listing on Nasdaq. As further advised by our PRC counsel, Beijing DOCVIT Law Firm, as of the date of this prospectus, except for the filing procedure with the CSRC per requirement of the Trial Measures, no relevant PRC laws or regulations in effect require that we obtain approval or permission from any PRC authorities to issue securities to foreign investors, and we have not received any inquiry, notice, warning, sanction, or any regulatory objection to this offering from the CSRC, the CAC, or any other PRC authorities that have jurisdiction over our operations. We also respectfully advise the Staff that we have updated our disclosure to include further development and interaction with the CSRC on the cover page, regulatory permissions on page 20 and risk factor on page 61.

Selected Condensed Consolidated Statements of Operations, page 11

2.	Please revise to include a condensed consolidating statement of operations for all periods presented in your financial statements including the six months ended September 30, 2021. A condensed consolidating statement of cash flows should also be provided for this period.

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have included a condensed consolidating statement of operations and a condensed consolidating statement of cash flows for the six months ended September 30, 2021 on page 11 and page 13.

Selected Condensed Consolidated Balance Sheets, page 12

3.	The consolidated total liabilities, consolidated total shareholders’ equity and consolidated total equity as of September 30, 2022 presented in the condensed consolidating schedule are not consistent with your condensed consolidated balance sheet presented on page F-2. Also, the consolidated total shareholders' equity and non-controlling interest as of March 31, 2022 are not consistent with the audited balance sheet as of this date on page F-3. Please revise to reconcile the differences.

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised consolidated total liabilities, consolidated total shareholders’ equity and consolidated total equity as of September 30, 2022 presented in the condensed consolidating schedule on page 12. In addition, please refer to our response for comment no. 9 for the explanation of the reason why the consolidated total shareholders' equity and non-controlling interest as of March 31, 2022 are not consistent with the audited balance sheet as of this date on page F-3.

4.	The total liabilities presented under VIE (PRC) as of September 30, 2022, March 31, 2022 and March 31, 2021 appear to be inconsistent with the tables presented on page F-10 of the unaudited financial statements for the interim period ended September 30, 2022 and page F-11 of the audited financial statements for the year ended March 31, 2022. Also, the net cash provided by operating activities for the six months ended September 30, 2022 presented under VIE (PRC) is inconsistent with that in the table on page F-10 of the interim financial statements. Please reconcile the differences.

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that the difference between the total liabilities presented under VIE (PRC) and the tables presented on page F-10 of the unaudited financial statements for the interim period ended September 30, 2022 and page F-11 of the audited financial statements for the year ended March 31, 2022, was due to the elimination of intercompany receivables and payables from the balances presented in the table on page F-10 and F-11, which were indicated on F-10 and F-11. In addition, we have also revised the net cash provided by operating activities presented under VIE (PRC) on the condensed consolidating statement of cash flows for the six months ended September 30, 2022 on page 13.

5.	It appears the sum of net cash provided by (used in) operating activities under each entity for the six months ended September 30, 2022 is inconsistent with the consolidated total amount for the same period. Please revise to reconcile the difference.

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the sum of net cash provided by (used in) operating activities on the condensed consolidating statement of cash flows for the six months ended September 30, 2022 on page 13.

6.	The consolidated total net cash provided by financing activities for the six months ended September 30, 2022 presented in the condensed consolidating schedule is not consistent with your unaudited condensed consolidated statement of cash flows presented on page F-5. Please revise to reconcile the difference.

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the consolidated total net cash provided by financing activities presented in the condensed consolidating schedule for the six months ended September 30, 2022 on page 13.

Regulatory Permissions, page 19

7.	We note your disclosure that you "have been actively collecting necessary disclosure to the CSRC in order to fully comply with necessary filing procedures pursuant to the Trial Measures, and [you] have filed with the CSRC on April 29, 2023." Further revise your disclosure to state whether the offering is contingent upon receipt of approval from the CSRC and disclose whether you have received approval to date. In your related risk factor disclosure on page 20, acknowledge that any non-compliance will result in being prohibited from listing.

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised description in regulatory permissions on page 20 to state that as advised by our PRC counsel, Beijing DOCVIT Law Firm, this offering and our listing on Nasdaq are contingent on the completion of the filing procedures with the CSRC prior to our listing on Nasdaq. As of the date of this prospectus, we have not completed the filing procedures with the CSRC. If we cannot complete the filing with the CSRC in compliance with the Trial Measures prior to our listing on Nasdaq, Nasdaq may not approve our lising application and the CSRC may order rectification, issue warnings, and impose a fine between RMB 1 million and RMB 10 million on our PRC Subsidiaries, which could adversely and materially affect our business operations and financial outlook, and significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares to investors and could cause the value of our ordinary shares to significantly decline or such shares to become worthless. We have revised the risk factor on page 49 to acknowledge that any non-compliance will result in being prohibited from listing. We have also revised the cover page and the risk factor on page 61. Please also refer to our response, in relevant part, to comment no. 1.

Financial Statements, page F-1

8.	Please update your financial statements in accordance with Item 8.A.4 of Form 20-F or include the representation noted in the Instruction 2 to Item 8.A.4 as an exhibit to your registration statement.

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have included the Request for Waiver and Representation under Item 8.A.4 of Form 20-F as exhibit 99.12 to Amendment No. 1.

Condensed Consolidated Balance Sheets as of September 30, 2022 and March 31, 2022, page F-2

9.	The amounts of finance receivables, net - current, finance receivables, net - non-current, additional paid-in capital, accumulated other comprehensive income and non-controlling interest as reflected in the March 31, 2022 balance sheet on page F-2 are inconsistent with those included in the audited balance sheet for this period on page F-3. Please reconcile and revise these amounts to resolve the inconsistencies.

RESPONSE:  We note the Staff’s comment, and in response hereto, respectfully advise the Staff that inconsistence between the March 31, 2022 balance sheet on page F-2 and the audited balance sheet for this period on page F-3 was because during the review of financial results for the six months ended September 30, 2022, we made two reclassification adjustments for the financial position of the Company as of March 31, 2022. The Company evaluated the impact of these two reclassification adjustments, and determined that these reclassifications have no material impact on the reported consolidated balance sheet as of March 31, 2022 and the consolidated statements of income and comprehensive income for the year ended March 31, 2022. We added a note of “Reclassifications” in the Note 2 — Summary of Significant Accounting Policies on page F-19.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Qiwei Miao
Qiwei Miao
Chief Executive Officer